# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Outset Medical, Inc., CIK 0001484612
CUSIP: 690145107
Title of class of securities: Common Stock, par value of $0.001 per share
Address of issuer's principal executive offices: 3052 ORCHARD DRIVE, SAN JOSE, California (CA), 95134
Date of event which requires filing of this statement: 01/03/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001798849

## Reporting persons
- Durable Capital Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 26,609,101; shared voting power 0; sole dispositive power 26,609,101; shared dispositive power 0; aggregate amount beneficially owned 26,609,101 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Outset Medical, Inc.
Address of issuer's principal executive offices: 3052 Orchard Dr., San Jose, California 95134

## Item 2. Person Filing
Name of person filing: Durable Capital Partners LP
Address of principal business office or, if none, residence:
4747 Bethesda Avenue, Suite 1002
Bethesda, Maryland 20814
Citizenship: The Reporting Person is a limited partnership organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 268,778,808 outstanding shares of voting Common Stock after giving effect to the full conversion of the Series A Non-Voting Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock") (without regard to beneficial ownership limitations that may limit the ability of certain holders of Preferred Stock to convert such shares to Common Stock), as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 6, 2025.

Durable Capital Master Fund LP directly holds 26,609,101 shares of Common Stock, including shares currently able to be acquired upon conversion of shares of the Preferred Stock (the "Shares"). Additionally, Durable Capital Master Fund LP holds additional shares of Preferred Stock that is not currently convertible due to the Certificate of Designation governing the Preferred Stock, which prevents conversion to the extent that Durable Capital Master Fund LP would beneficially own more than 9.9% of the Common Stock immediately after giving effect to such conversion. The Reporting Person, as the investment adviser to Durable Capital Master Fund LP, has sole power to direct the vote and disposition of the Shares. Durable Capital Partners GP LLC ("Durable GP") is the general partner of the Reporting Person, and Henry Ellenbogen is the chief investment officer of the Reporting Person and the managing member of Durable GP.
Percent of class: 9.9
Sole power to vote or to direct the vote: 26,609,101.00
Shared power to vote or to direct the vote: 0.0
Sole power to dispose or to direct the disposition: 26,609,101.00
Shared power to dispose or to direct the disposition: 0.0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure of relationships among parties under Item 4. The economic benefits of the Shares are shared based on agreements among the parties.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See control and Shares holding disclosure in Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Durable Capital Partners LP: /s/ Julie Jack, Julie Jack, Authorized Person (01/10/2025)